[redacted]

09041882

SEC Mail Processing Section

AUG 28 2009

Washington, DC
121

) STATES
CHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34099

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PATRICK ~~FINANCIAL CORPORATION~~ NKA: PATRICK CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 High Street, Suite 510
(No. and Street)

Hamilton	Ohio	45011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Clark (314) 963-9336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

2525 N. Limestone Street, Suite 103	Springfield	Ohio	45503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/28

OATH OR AFFIRMATION

I, Brian Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patrick Financial Corporation, as of August 27, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NATHAN MATARAZZI
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: April 20, 2011
Commission Number: 7038242

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATRICK FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Financial Statements

June 30, 2009

with Independent Auditors' Report

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

TABLE OF CONTENTS

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Patrick Financial Corporation and Subsidiary
Hamilton, Ohio

We have audited the accompanying consolidated balance sheet of Patrick Financial Corporation and Subsidiary (the Company) as of June 30, 2009 and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patrick Financial Corporation and Subsidiary as of June 30, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained on pages 9 – 11 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information on pages 12 – 13 is presented for additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
August 27, 2009

2525 north limestone street, ste. 103
springfield, oh 45503

www.cshco.com
p. 937.399.2000
f. 937.399.5433

cincinnati | columbus | dayton | middletown | springfield

PATRICK FINANCIAL CORPORATION AND SUBSIDIARY

Balance Sheet

June 30, 2009

Assets		
Current assets:		
Cash and cash equivalents	$	83,240
Commission receivable		13,160
Total current assets		96,400
Property, plant and equipment:		
Computer equipment		20,809
Less: accumulated depreciation		(20,809)
Net property, plant and equipment		-
Non-current assets:		
Certificate of deposit		216,982
Total assets	$	313,382
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	9,080
Commission payable		11,844
Accrued liabilities		2,499
Note payable		50,218
Total current liabilities		73,641
Stockholder's equity:		
Common stock, no par value; 750 shares authorized, 52 shares issued and outstanding		500
Additional paid-in capital		39,500
Less: Treasury stock, 37 shares, no par common stock		(30,000)
Retained earnings		229,741
Total stockholder's equity		239,741
Total liabilities and stockholder's equity	$	313,382

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION AND SUBSIDIARY
Statement of Operations
For the Year Ended June 30, 2009

Revenues:	
Commissions earned	$ 401,513
Other income	17,722
Interest and dividends	12,110
Total revenues	431,345
Expenses:	
Commissions paid	244,135
Officer's salaries	89,000
Retirement benefits	22,250
Medical reimbursement plan	17,902
Rent	9,132
Professional fees	9,755
License and registration	8,304
Office supplies	7,919
Travel and entertainment	7,781
Payroll taxes	7,286
Communications	4,902
Miscellaneous	3,625
Insurance	1,090
Advertising	450
Dues and subscriptions	585
Contributions	125
Loss on sale of investments	11,436
Interest	68
Total expenses	445,745
Net loss	$ (14,400)

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION AND SUBSIDIARY

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2009

		Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balances at , July 1, 2008	$	500	39,500	(30,000)	244,141	254,141
Net loss		-	-	-	(14,400)	(14,400)
Balances at , June 30, 2009	$	500	39,500	(30,000)	229,741	239,741

See accompanying notes to the financial statements.

PATRICK FINANCIAL CORPORATION AND SUBSIDIARY
Statement of Cash Flows
For the Year Ended June 30, 2009

Cash flows from operating activities:		
Net loss	$	(14,400)
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on sale of investments		11,436
Effects of changes in operating assets and liabilities:		
Commission receivable		33,306
Accounts payable		(15,276)
Accrued and withheld liabilities		785
Net cash provided by operating activities		15,851
Cash flows used by investing activities:		
Proceeds from sale of investments		6,872
Certificate of deposit purchased and interest retained in account		(10,547)
Net cash used by investing activities		(3,675)
Cash flows from financing activities:		
Proceeds from note payable		50,150
Increase in cash and cash eqivalents		62,326
Cash and cash eqivalents, beginning of year		20,914
Cash and cash eqivalents, end of year	$	83,240
Supplemental disclosures:		
Cash paid for:		
Interest	$	-

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Patrick Financial Corporation and Subsidiary (Company) are set forth to facilitate the understanding of data presented in the financial statements:

Description of business

Patrick Financial Corporation is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear customer transactions. The Company is located in Hamilton, Ohio.

Patrick Capital Markets, LLC, a Missouri Limited Liability Company, is a wholly owned subsidiary of Patrick Financial Corporation. On July 30, 2009, Patrick Financial Corporation received approval from FINRA to transfer the broker-dealer operations to Patrick Capital Markets, LLC. With this approval from FINRA, effective August 1, 2009, Patrick Financial Corporation no longer will engage in brokerage operations. Patrick Capital Markets, LLC currently plans to limit its operations to wholesale brokerage and private placement transactions only. However Patrick Capital Markets, LLC has full regulatory authority to conduct retail brokerage operations should it desire to do so.

Consolidation

The consolidated financial statements include the accounts of Patrick Financial Corporation and its wholly owned subsidiary, Patrick Capital Markets, LLC, together referred to as "the Company". All significant intercompany accounts and transactions have been eliminated in the consolidation.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers amounts on hand, money market funds and in demand deposits with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in bank and investment company deposit accounts which, at times, exceed federally insured limits. The Organization has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Certificate of deposit

The Company purchased a 120-month certificate of deposit on August 3, 2004, which has a maturity date of August 3, 2014. The certificate of deposit is carried at cost which approximates fair market value as a non-current asset.

Customer accounts

Customer accounts are carried by correspondent brokers on a fully disclosed basis.

Commission receivable

Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation
Property and equipment are recorded at cost. Depreciation is provided on straight-line method using estimated useful lives of five to seven years.

Income taxes
Amounts provided for federal and state income taxes are based on earnings reported for financial statement purposes, adjusted for temporary and permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

The Financial Accounting Standards Board ("FASB") has issued Interpretation No. 48 ("FIN 48"), which clarifies generally acceptable accounting principles for recognition, measurement, presentation and disclosure relating to uncertain tax positions. FIN 48 applies to business enterprises, not-for-profit entities, and pass-through entities, such as S corporations and limited liability companies. As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until issuance of its December 31, 2009 financial statements. For financial statements covering periods prior to calendar 2009, the Company evaluates uncertain tax positions in accordance with existing generally accepted accounting principles and makes such accruals and disclosures as might be required thereunder. The Company doesn't anticipate that the provisions of FIN 48 will have any significant impact on its financial statements.

Fair value measures
The FASB has issued FAS 157, Fair Value Measures, which establishes a single definition of fair value and a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2 delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. As a result, Patrick Financial Corporation has only partially adopted FAS 157 during 2009. Major categories of assets and liabilities that are measured at fair value for which the entity has not applied the provisions of Statement 157 consist of long-lived assets (property).

2. LEASE COMMITMENT:
The Company leases its office space on a month to month basis from an unrelated party. Rent expense for the year ended June 30, 2009 was $9,132.

3. RETIREMENT PLAN:

The Company has a simplified employee pension (SEP) plan under the regulations of the Internal Revenue Code to cover all eligible employees. Contributions to the plan are discretionary and amounted to $22,250 for the year ended June 30, 2009.

4. NOTE PAYABLE:

The Company secured a 180 day note payable from LCNB National Bank in the amount of $50,150 at an annual percentage rate of 3.25%. The principal and accrued interests are due at maturity, December 8, 2009. At June 30, 2009, the note payable and accrued interest balance was 50,218.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had net capital of $232,890, of which $182,890 was in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.32 to 1.

6. RELATED PARTY TRANSACTIONS:

The Company entered into an operating agreement with Patrick W. Hogan, President, for the sole use of the assets of the Company. Rental income for the year ended June 30, 2009 was 11,500.

7. SUBSEQUENT EVENTS:

In accordance with SFAS No. 165, Subsequent Events, the Patrick Financial Corporation evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through August 27, 2009.

Subsequent to the end of the year, Patrick Financial Corporation signed an "Option for the Purchase of Membership Interest Agreement" with Brian Clark to acquire Patrick Capital Markets, LLC. The purchase price of the option under this agreement was $1,000. Terms of this agreement specify that Mr. Clark or his assignee for a period of two years after the date of the agreement may acquire all of the outstanding membership interest of Patrick Capital Markets, LLC for a price equal to the net book equity of Patrick Capital Markets, LLC plus reimbursement of certain cost associated with the transaction.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Patrick Financial Corporation
Hamilton, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Patrick Financial Corporation (the Company), for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempting provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2525 north limestone street, ste. 103
springfield, oh 45503

www.cshco.com
p. 937.399.2000
f. 937.399.5433

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on August 27, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule l7a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
August 27, 2009

SUPPLEMENTARY INFORMATION

PATRICK FINANCIAL CORPORATION AND SUBSIDIARY
Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2009

Net Capital:		
Total stockholder's equity	$	239,741
Deductions for non-allowable assets:		
Unallowable receivables		(1,316)
Certificate of Deposit early withdrawal penalty		(5,424)
Net capital before haircuts on securities positions		233,001
Haircuts on securities		
Money market (2%)		(111)
Net Capital	$	232,890
Aggregate Indebtedness:		
Accounts payable	$	9,080
Commissions payable		11,844
Accrued liabilities		2,499
Notes payable		50,218
Total aggregate indebtedness	$	73,641
Computation of Basic Net Capital Requirement:		
6 2/3% aggregate indebtedness as shown above, pursuant to Rule 15c3-1 as of June 30, 1999, subject to minimum requirement of $50,000	$	50,000
Total requirement	$	50,000
Excess Net Capital		182,890
Ratio: Aggregate indebtedness to net capital		0.32 to 1.0
Reconciliation with Company's Computation: (Included in part IIA of Form X-17A-5 as of June 30, 2009)		
Net capital per unaudited FOCUS report	$	232,899
Net audit adjustments		(9)
Net capital per audited computation above	$	232,890

Assets

	Patrick Financial Corporation	Patrick Capital Markets LLC	Eliminations	Total
Current assets:				
Cash and cash equivalents	$ 22,240	61,000	-	83,240
Membership interest in Patrick Capital Markets LLC	61,000	-	(61,000)	-
Commission receivable	13,160	-	-	13,160
Total current assets	96,400	61,000	(61,000)	96,400
Property, plant and equipment:				
Computer equipment	20,809	-	-	20,809
Less: accumulated depreciation	(20,809)	-	-	(20,809)
Net property, plant and equipment	-	-	-	-
Non-current assets:				
Certificate of deposit	216,982	-	-	216,982
Total assets	$ 313,382	61,000	(61,000)	313,382

Liabilities and Stockholder's Equity

	Patrick Financial Corporation	Patrick Capital Markets LLC	Eliminations	Total
Current liabilities:				
Accounts payable	$ 9,080	-	-	9,080
Commission payable	11,844	-	-	11,844
Accrued liabilities	2,499	-	-	2,499
Note payable	50,218	-	-	50,218
Total current liabilities	73,641	-	-	73,641
Stockholder's equity:				
Common stock, no par value; 750 shares authorized, 52 shares issued and outstanding	500	-	-	500
Additional paid-in capital	39,500	61,000	(61,000)	39,500
Less: Treasury stock, 37 shares, no par common stock	(30,000)	-	-	(30,000)
Retained earnings	229,741	-	-	229,741
Total stockholder's equity	239,741	61,000	(61,000)	239,741
Total liabilities and stockholder's equity	$ 313,382	61,000	(61,000)	313,382

SINCE 1938

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.

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